

13012520

SEC
Mail Processing ANNUAL AUDITED REPORT
Section FORM X-17A-5
FEB 27 2013 PART III

Washington DC

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SEC FILE NUMBER
8- 44779

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20102 AND ENDING 12/31/2012
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Associates, inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

436 Seventh Avenue, Koppers Building, 5th Floor
(No. and Street)

Pittsburgh   Pennsylvania   15219
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brad J. Marshall   412-765-8927
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800   Pittsburgh   Pennsylvania   15237
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Brad J. Marshall , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hunter Associates, inc. , as

of December 31 , 20 12 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

_____
Notary Public

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTER ASSOCIATES, inc.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2012

CONTENTS



Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally&Co.
CPAs and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hunter Associates, inc.** (the "Company"), a wholly owned subsidiary of **H.A. Holdings, inc.** as of December 31, 2012, and the related statements of income, changes in subordinated borrowings, and changes in stockholder's equity (deficit), and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hunter Associates, inc.** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules on pages 13 through 15 is presented for additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. the information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

As disclosed in note 5 to the financial statements, the Company has significant transactions with a related party.

Vanny & Co., LLC

February 6, 2013

ASSETS

Cash	$	916,811
Due From Clearing Broker		355,234
Securities Owned - At Fair Value		974,123
Prepaid and Other Assets		116,134
Furniture and Equipment - At Cost, Less Accumulated Depreciation of Approximately $895,100		128,938
Total Assets	$	2,491,240

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$	921,645
Subordinated Debt - Related Parties		2,400,000
Total Liabilities		3,321,645

Stockholder's Deficit

Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding		1,000
Additional Paid-In Capital		1,397,030
Accumulated Deficit		(2,228,435)
Total Stockholder's Deficit		(830,405)
Total Liabilities and Stockholder's Deficit	$	2,491,240

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2012

REVENUE

Investment Advisory Fees	$	4,598,464
Mutual Fund Commissions and Fees		1,799,241
Commissions and Fees		1,404,205
Other		414,710
Interest and Dividends		19,809
Net Dealer Principal Gains		12,503
Total Revenue		8,248,932

EXPENSES

Employee Benefits and Compensation	5,516,059
Arbitration Award	2,400,000
Management Fees - Related Party	734,273
Professional Fees	694,820
Other	439,108
Commissions and Clearing Charges to Other Brokers	262,552
Occupancy and Equipment Rentals	179,907
Communications	174,732
Regulatory Fees	84,536
Interest	25,538
Total Expenses	10,511,525
Net Loss	$ (2,262,593)

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2012

Balance - December 31, 2011	$	-
Increases		2,400,000
Decreases		-
Balance - December 31, 2012	$	2,400,000

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2011	$ 1,000	$ 1,353,461	$ 34,158	$ 1,388,619
Capital Contributions	-	43,569	-	43,569
Net Loss	-	-	(2,262,593)	(2,262,593)
Balance - December 31, 2012	$ 1,000	$ 1,397,030	$ (2,228,435)	$ (830,405)

The accompanying notes are an integral part of these financial statements.

HUNTER ASSOCIATES, inc.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES

Net Loss	$ (2,262,593)

Noncash Items Included in Net Loss

Depreciation Expense	51,000

Changes In

Due From Clearing Broker	(37,301)
Securities Owned	(1,607)
Prepaid and Other Assets	11,386
Accounts Payable, Accrued Expenses, and Other Liabilities	300,299
Net Cash From Operating Activities	(1,938,817)

INVESTING ACTIVITIES

Furniture and Equipment Acquired	(25,705)
Payments Received on Notes Receivable	11,871
Net Cash From Investing Activities	(13,834)

FINANCING ACTIVITIES

Capital Contributions	43,569
Proceeds From Issuance of Subordinated Debt - Related Parties	2,400,000
Net Cash Financing Activities	2,443,569

Net Increase in Cash	490,918
Cash - Beginning	425,893
Cash - Ending	$ 916,811

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$ 13,538

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

Hunter Associates, inc. is a wholly owned subsidiary of H.A. Holdings, inc. (the "Parent"). The Company was incorporated in December 1999 and was organized under the laws of the Commonwealth of Pennsylvania.

The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC"). The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of Hunter Associates, inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from the estimates that were used.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

Securities transactions, together with the related commission revenues and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Cash and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and it's clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New Jersey (clearing broker). Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurements and Disclosures. Securities owned are held in accounts with the Company's clearing broker and a mutual fund company. The securities accounts are insured by SIPC up to $500,000.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided on straight-line and accelerated methods using estimated useful lives ranging from five to thirty-one years. Depreciation expense for the year ended December 31, 2012, amounted to approximately $51,000.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly but are recognized on a pro rata basis over the quarter as earned.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholders.

The Company follows the guidance of the FASB ASC topic on Income Taxes. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next twelve months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was approximately $13,000 in 2012 and is included in the accompanying statement of income under the caption "Other" expenses.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2012 and through February 6, 2013, the date the financial statements were issued.

3 - FAIR VALUE

FASB ASC defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Mutual Fund	$ 974,123	$ -	$ -	$ 974,123

4 - DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2012 consisted approximately of the following:

Deposits With Clearing Broker	$ 100,000
Receivable From Clearing Broker	255,234
	$ 355,234

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through Pershing LLC. The receivable from clearing broker indicated above represents the net amount due from Pershing LLC.

5 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent through which the Parent provides various management and advisory services to the Company. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred and paid management fees expense of approximately $734,300 for the year ended December 31, 2012.

6 - RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") that covers all employees that meet the eligibility requirements, as defined. The Plan allows employee salary deferrals up to amounts allowed under tax laws and regulations. The Plan also provides for employer matching contributions. Employer retirement contributions are accrued and funded on a current basis. Retirement plan expense under the Plan amounted to approximately $101,500 for the year ended December 31, 2012.

7 - COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several short-term and long-term operating lease agreements that expire in various years through September 2017. The Company's office lease agreement calls for a base rent plus a proportionate share of the property's taxes and operating costs. The agreement also contains provisions for renewal of the lease for one additional five-year period at rental rates based upon prevailing market rates at the time of renewal. For the year ended December 31, 2012, rent expense under the leases was approximately $179,900.

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next five (5) years and in total are:

Year Ending
December 31,

2013	$	210,800
2014		216,100
2015		210,400
2016		210,100
2017		151,000
	$	998,400

8 - SUBORDINATED DEBT - RELATED PARTIES

During 2012, the Company entered into a series of subordinated loans with certain stockholders of the Parent company. The loans have outstanding balances totaling $2.4 million at December 31, 2012. The provisions of the subordinated loans call for the Company to make semi-annual payments of interest at a rate of 4%. The loans mature in November 2016 with no fixed repayment terms until maturity.

8 - SUBORDINATED DEBT - RELATED PARTIES (CONTINUED)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

In the opinion of management, the fair value of the subordinated notes is the same as the carrying value of the notes.

9 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2012, the Company's net capital under the uniform net capital rule was approximately $1.29 million which exceeded the minimum capital requirements by approximately $1.04 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012, was .71 to 1.

10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes (through its clearing broker) customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet credit risk in the event the margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2012, the contractual amount of unsettled customer purchases and sales were approximately $1.6 million and $1.6 million, respectively. All unsettled trades were closed subsequent to December 31, 2012, with no loss to the Company.

The Company's principal (proprietary) securities transactions are recorded on a settlement date basis. At December 31, 2012, the contractual amount of unsettled principal purchases and sales were approximately $2.1 million and $5.3 million, respectively. All unsettled trades were closed subsequent to December 31, 2012, with no loss to the Company.

The Company's customers are located primarily in Pennsylvania; accordingly, they are subject to the economic environment of this geographic area. Securities owned by the Company are primarily publicly traded corporate stocks. No off-balance-sheet credit risk exists with respect to these securities, and collateral is not obtained.

SUPPLEMENTARY INFORMATION

HUNTER ASSOCIATES, inc.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2012

NET CAPITAL

Stockholder's Deficit		$ (830,405)

Additions:

Subordinated Borrowings		2,400,000

Deductions

Nonallowable Assets:

Other Assets	$ 128,938	
Furniture and Equipment, Net	116,134	
Haircuts on Securities Owned	37,018	282,090
Net Capital		$ 1,287,505

AGGREGATE INDEBTEDNESS

Accounts Payable, Accrued Expenses, and Other Liabilities		$ 921,645

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6⅔% of Aggregate Indebtedness or $250,000)		$ 250,000
Net Capital in Excess of Amount Required		1,037,505
Net Capital		$ 1,287,505
Ratio of Aggregate Indebtedness to Net Capital		.71 to 1

See independent auditors' report.

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$	1,037,505
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	1,037,505

See independent auditors' report.

HUNTER ASSOCIATES, inc.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2012

Hunter Associates, inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributors. Hunter Associates, inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

See independent auditors' report.

OTHER INFORMATION



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Hunter Associates, inc.** (the "Company"), a wholly owned subsidiary of H.A. Holdings, inc., for the year ended December 31, 2012, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

February 6, 2013



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Hunter Associates, inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by **Hunter Associates, inc.** (the "Company"), a wholly owned subsidiary of H.A. Holdings, inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2012 interim financial statements, and Company general ledger account analyses), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2012 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Varney & Co., LLC

February 6, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 044779   FINRA   DEC
> HUNTER ASSOCIATES INC   13*13
> 436 7TH AVE 5TH FL
> PITTSBURGH PA 15219-1826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 15,032

   B. Less payment made with SIPC-6 filed (exclude interest)   (7,747   )
       __July 25, 2012__
              Date Paid

   C. Less prior overpayment applied   (-   )

   D. Assessment balance due or (overpayment)   7,285

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   -

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7,285

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 7,285

   H. Overpayment carried forward $(-   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hunter Associates, inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the __1__ day of __February__ , 20__13__ .

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,248,932

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

   Total additions   —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   2,021,806

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   188,940

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   —

   (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 25,538

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

   Enter the greater of line (i) or (ii)   25,538

   Total deductions   2,236,284

2d. SIPC Net Operating Revenues $ 6,012,648

2e. General Assessment @ .0025 $ 15,032

(to page 1, line 2.A.)

2

HUNTER ASSOCIATES, inc.
(A Wholly Owned Subsidiary of H.A. Holdings, inc.)

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2012



Lally&Co.
CPAs and Business Advisors